

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 2, 2015

Via E-mail
Rudolf Franz
Chief Financial Officer
voxeljet AG
Paul-Lenz Straße 1a
86316 Friedberg, Germany

> **Re:** **voxeljet AG**
> **Form 20-F for the fiscal year ended December 31, 2014**
> **Filed March 27, 2015**
> **File No. 001-36130**

Dear Mr. Franz:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2014

Item 18. Financial Statements

Note 3. Summary of Significant Accounting Policies

Recognition of Income and Expenses, page F-8

1. In this note you disclose that you classify costs for shipping and handling in selling expenses, while on page 45 you disclose that you classify those costs in cost of sales. Please reconcile the disclosures for us, and revise future filings to clearly disclose a consistent accounting policy for these costs.

Inventories, page F-13

2.   Please tell us how you considered the definition of net realizable value in IAS 2.6 and the related guidance in IAS 2.7 in adopting your policy that net realizable value is the estimated selling price in the ordinary course of business less applicable variable selling expenses.

Note 14. Financial Instruments, page F-27

3.   Please provide us with a clearer description of the €41.4 million of financial assets you held at December 31, 2014. Tell us how you determined fair value of these assets as of December 31, 2014.

4.   Further, while we note the disclosures included in Notes 6 and 14 relating to the financial assets, in future filings, please revise Note 3 - Summary of Significant Accounting Policies to clearly disclose how you account for these assets. Refer to IFRS 7.21 and IAS 1.117 and to the accounting guidance for financial assets outlined in IAS 39.

5.   In addition, please revise Note 22 – Financial Risk Management in future filings to provide the disclosures about the nature and extent of risks arising from your financial assets. Please refer to the disclosures required by IFRS 7.31, 7.33 – 7.42.

Note 9. Business Combination Propshop, page F-19

6.   Please discuss your conclusion not to include the disclosures outlined in IFRS 3.B64(q)(ii) regarding presentation of the revenue and profit or loss of the combined entity as though the acquisition occurred as of the beginning of the annual reporting period.

7.   On page F-17 you disclose that you effectively settled two outstanding loans as part of the business combination. Please tell us how you concluded that the disclosures required by IFRS 3.B64(l) were not required.

Note 15. Revenues, page F-29

8.   Please tell us how your disclosure of revenue by geographical region complies with the guidance in IFRS 8.33 to disclose revenues from external customers attributed to your country of domicile and, where material, to disclose revenues attributed to an individual foreign country.

<u>Note 27. Equity Transactions, page F-39</u>

9.	Please revise this note in future filings to provide the disclosures required by IAS 1.79(a)(i)and (a)(v) relating to the number of shares authorized and the rights, preferences and restrictions attaching to any class of shares.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In responding to our comments, please provide a written statement from the company acknowledging that:

- 	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- 	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- 	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	You may contact Eric Atallah at (202) 551-3663, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 with any questions. You may also reach me at (202) 551-3671.

					Sincerely,

					/s/ Kate Tillan for

					Martin James
					Senior Assistant Chief Accountant
					Office of Electronics and Machinery